SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2007
EKSPORTFINANS ASA
(Translation of registrant’s name into English)
Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40 F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

SIGNATURES
EXHIBIT INDEX
PRESS RELEASE

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2007	EKSPORTFINANS ASA
	By:	/s/ TOR F. JOHANSEN
Tor F. Johansen
President and Chief Executive Officer

EXHIBIT INDEX

     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.
1.	Press release dated November 1, 2007.	4

     This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-124095, Registration Statement No. 333-137771, and Registration Statement No.333-140456.

PRESS RELEASE
November 1, 2007
First nine months 2007 for Eksportfinans:
CONTINUED STRONG GROWTH IN LENDING
The Eksportfinans group is still experiencing growth in demand and disbursements of new export related loans, as well as loans to the public sector in Norway through the subsidiary Kommunekreditt. Total lending from the group was NOK 117 billion at September 30, 2007, compared to NOK 94 billion at the same time in 2006.
Total lending at the end of the third quarter 2007 was distributed with NOK 51.2 billion for export related purposes and NOK 65.7 billion to the public sector in Norway.
Export lending
Strong demand for Norwegian equipment for the maritime sector and the oil- and gas sector contributes to continued high volumes for export related lending in the third quarter of 2007. New export related lending reached NOK 16.7 billion at September 30, 2007, while disbursements in the equivalent period in 2006 were NOK 18.7 billion. The total order book for export related credits was NOK 37 billion at September 30, 2007, compared to NOK 19.1 billion at September 30, 2006.
Local government lending
Kommunekreditt disbursed NOK 12.2 billion in new loans in the first nine months of 2007, with a corresponding amount in the same period in 2006 of NOK 6.7 billion. Kommunekreditt has increased its activity within loans to the public sector with bank guarantees, and loans to banks for refinancing of their credits to the public sector. This is due to closer strategic co-operation between Kommunekreditt and banks.
Funding
In the first nine months of 2007, Eksportfinans borrowed a total of NOK 62.9 billion through 659 individual funding transactions, compared with NOK 39.6 billion and 466 trades in the same period in 2006.
Results
Net interest income for the Eksportfinans group was NOK 413 million in the first nine months of 2007. This represents an increase of NOK 79 million compared to the corresponding period in 2006, and the increase is mainly due to higher volumes of lending and liquidity placements.
Due to the situation in the international capital markets the group results in the third quarter were significantly influenced by unrealized losses in bonds acquired for liquidity purposes. Changes in fair values on bonds are recorded in the accounts in the period they occur, but are reversed over the residual maturity of the bonds, with averages around 3.5 years. This is a timing issue. Eksportfinans has no direct exposure to the sub-prime market in the United States.
As a result, loss for the first nine months of 2007 was NOK 64 million, compared to a profit of NOK 173 million in the same period last year.
The complete third quarter report is published on www.eksportfinans.no.
Key Figures

	First nine months	First nine months
	2007	2006
New export lending	NOK 16.7 billion	NOK 18.7 billion
New loans to Norwegian public sector	NOK 12.2 billion	NOK 6.7 billion
New funding	NOK 62.9 billion	NOK 39.6 billion
Total assets	NOK 200.7 billion	NOK 163.6 billion
Capital adequacy	10.4%	13.0%
Base profit/(loss) for the period	(NOK 21 million)	NOK 182 million
Profit/(loss) for the period	(NOK 64 million )	NOK 173 million
Loan losses	0	0
For more information, please contact:
President and CEO Tor F. Johansen, ph +47 22 01 22 30, e-mail tfj@eksportfinans.no
Head of Communication Elise Lindbæk, ph +47 90 51 82 50, e-mail el@eksportfinans.no